United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2016
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY
BOARD OF DIRECTORS MEETING OF VALE S.A.

On November 28, 2016, at 6:30pm, met, extraordinarily, at Rua Almirante Guilhem, 378, 7th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Messrs. Gueitiro Matsuo Genso – Chairman of the Board, Marcel Juviniano Barros, Alberto Ribeiro Guth, Eduardo de Salles Bartolomeo, Oscar Augusto de Camargo Filho, and, by conference call, Messrs. Sérgio Alexandre Figueiredo Clemente – Vice-Chairman, Motomu Takahashi and Eduardo Refinetti Guardia, and the alternates Messrs. Luiz Maurício Leuzinger andCarlos Roberto de Assis Ferreira, by conference call, and also Mr. Clovis Torres, Executive Officer and General Counsel, as secretary, having unanimously resolved upon the following: “PAYMENT OF SHAREHOLDER REMUNERATION – In compliance with Vale’s Dividend Policy to Shareholder, approved in the Ordinary and Extraordinary General Shareholders Meetings held on April 25, 2016, the Board of Directors, upon the favorable reports of the Fiscal Council, as mentioned by the member of the Fiscal Council Mr. Aníbal Moreira dos Santos, who attended the meeting according to article 163 § 3º of the Brazilian Corporate Law, and the Financial Committee approved the payment, as of December 16, 2016, of shareholder’s remuneration for 2016 in the total amount of R$856,975,000.00, to be paid as interest in shareholders' equity, referring to the anticipation of the result for the year 2016, equivalent to R$0.166293936 per outstanding common or preferred shares issued by Vale, those aggregate values are subject to withholding income tax at the current applicable rate. The remuneration will be paid based on profits according the balance sheet of September 30, 2016. All shareholders who hold Vale shares at the record dates will have the right to receive the remuneration. The record date for the owners of shares traded on the BM&FBovespa is December 01, 2016. The record date for the holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (NYSE) and Euronext Paris is December 06, 2016. Vale shares and ADRs will be traded ex-dividend on BM&FBovespa, NYSE and Euronext Paris as of December 02, 2016.” I certify that the above resolution was taken from the minutes recorded in the Book of Meetings of the Board of Directors of the company.

Rio de Janeiro, November 28, 2016.

Clovis Torres
Secretary

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date November 28, 2016	By:	/s/ André Figueiredo
Director of Investor Relations